Exhibit 99.3

Notice of our 2019 Annual and Special Meeting of Shareholders

When	Where
May 3, 2019	Eighth Avenue Place
1:00 p.m. Mountain Daylight Time (MDT)	525 – 8th Avenue SW, Suite 410
Calgary, Alberta T2P 1G1

Items of Business

1.	Receive the audited consolidated financial statements and report of the auditors for the year ended December 31, 2018
2.	Elect the directors
3.	Appoint the auditors and authorize the directors to set the auditors’ fees
4.	Participate in our ‘say on pay’ advisory vote
5.	Approve amendments to and continuation of our shareholder rights plan
6.	Other business

Your Vote is Important

The attached Management Information Circular includes important information about what the annual and special meeting will cover, how to vote, our governance practices and executive compensation at Precision Drilling Corporation.

If you cannot attend the meeting, you can listen to a live audio webcast on our website (www.precisiondrilling.com).

Precision Drilling Corporation provides onshore drilling and completion and production services to exploration and production companies in the oil and natural gas industry.

Headquartered in Calgary, Alberta, Canada, we are a leading North American drilling company. We also have operations in the Middle East.

Our shares trade on the Toronto Stock Exchange under the symbol PD and on the New York Stock Exchange under the symbol PDS.

By order of the Board of Directors,

Veronica H. Foley Senior Vice President, General Counsel and Corporate Secretary Precision Drilling Corporation Calgary, Alberta March 21, 2019

2019 Management Information Circular	1